COLORADO CERAMIC TILE, INC.
                             4151 E. County Line Rd.
                              Centennial, CO 80122
                                 (303) 721-9198

                                 March 24, 2011



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

      Re:   Colorado Ceramic Tile, Inc.
            Form S-1
            File No. 333-171658

     Colorado Ceramic Tile, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to March 29, 2011, 10:00a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very Truly Yours,

                                     /s/ Sandie Venezia
                                    -----------------------------
                                    Sandie Venezia, President and
                                    Principal Executive Officer